[redacted]

08032643

SEC, ... SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDBURN PARTNERS (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

565 Fifth Avenue - 22nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

JUL 29 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Washington, DC 103

[illegible] 212-803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA) LP, as of May 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) LP (the "Partnership") as of May 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) LP at May 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 29, 2008

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2008

Assets	
Cash and cash equivalents	$ 1,009,841
Certificate of deposit	84,428
Commission receivable from an affiliate	235,193
Fixed assets, net of depreciation & amortization of $28,685	84,584
Other assets	13,836
Total assets	$ 1,427,882
Liabilities and members' equity	
Liabilities:	
Accounts payable	$ 18,773
Accrued expenses and other liabilities	531,892
Obligation under a capital lease	34,008
Total liabilities	584,673
Commitments and contingent liabilities	
Members' equity	843,209
Total liabilities and members' equity	$ 1,427,882

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2008

Revenues	
Commissions	$ 7,457,583
Interest income	3,236
	7,460,819
Expenses	
Employee compensation and benefits	$ 2,146,143
Clearing, research and other service fees	5,816,915
Occupancy	175,654
Professional fees	178,460
Travel and entertainment	276,413
Telephone and communication	175,363
Other	91,205
	8,860,153
Net loss	$ (1,399,334)

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Members' Equity

Year Ended May 31, 2008

	Members' Equity
Balance at June 1, 2007	$ 246,100
Net loss	(1,399,334)
Capital contributions	1,996,443
Balance at May 31, 2008	$ 843,209

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2008

Cash flows from operating activities	
Net loss	$ (1,399,334)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	23,714
Changes in operating assets and liabilities:	
Commission receivable from an affiliate	(189,509)
Other assets	(13,836)
Accounts payable	18,773
Accrued expenses and other liabilities	413,383
Obligation under a capital lease	34,008
Net cash used in operating activities	(1,112,801)
Cash flows from investing activities	
Certificate of deposit	(3,059)
Purchases of fixed assets	(53,622)
Net cash used in investing activities	(56,681)
Cash flows from financing activities	
Capital contributions	1,996,443
Net cash provided by financing activities	1,996,443
Net increase in cash and cash equivalents	826,961
Cash and cash equivalents	
Beginning of year	182,880
End of year	$ 1,009,841
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 104
Income taxes	$ 1,100

See accompanying notes to financial statements.

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership's majority member is Redburn Partners LLP, a broker-dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership commenced business operations on November 11, 2006, to broker securities transactions for individual investors.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportion as determined by the General Partner, Redburn Partners ("GP") Inc.

The Partnership clears its securities transactions on a fully-disclosed basis through Redburn Partners LLP.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and concentration of credit risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

2. Significant Accounting Policies (continued)

The Partnership maintains its cash balances with a financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are three years. Gains or losses on disposal of fixed assets are recognized in Other income in the year of disposition.

Revenue Recognition

The Partnership records securities transactions, commission revenue and related expenses on a trade-date basis.

Income Taxes

The Partnership is not subject to federal, state and city income taxes under the tax laws. The Partnership files an informational partnership return that includes a schedule K-1 for each partner which represents their proportional share of profit or loss. Each partner is responsible for including their proportional profit or loss on their individual U.S. tax filing.

3. Obligation Under a Capital Lease

At May 31, 2008, $34,979 of fixed assets is recorded under a capital lease.

Aggregate future minimum lease payments of $37,652, which consists of principal of $34,008 and interest of $3,644 are scheduled to be paid in full by April 2011.

4. Commitments and Contingent Liabilities

The Company leases office and storage space under operating leases that expire in November 2011. Rental payments are approximately $14,000 each month. The leases are secured by a standby letter of credit that is collateralized by a certificate of deposit in the amount of $84,428.

4. Commitments and contingent liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2008 are approximately as follows:

Year ending May 31,	
2009	$ 162,650
2010	162,650
2011	162,650
2012	81,325
Total	$ 569,275

Rent expense was approximately $170,000 for the year ended May 31, 2008 and was included in the occupancy expense line item on the statement of operations.

5. Related Party Transactions

The Partnership passes all non-U.S. equities orders to Redburn Partners LLP in London for execution. The Partnership pays Redburn Partners LLP clearing, research and other service fees for an execution, clearing and research services which totaled $5,816,915 for the year ended May 31, 2008.

All commissions are earned through an affiliate, Redburn Partners LLP, and the related commission receivable is due from Redburn Partners LLP.

6. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2008, the Partnership had net capital of $882,172 which was $873,661 in excess of the required net capital of $8,511.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2008

Computation of net capital	
Total members' equity	$ 843,209
Deductions:	
Nonallowable assets:	
Certificate of deposit	(84,428)
Commission receivable from an affiliate	(235,193)
Fixed assets	(84,584)
Other assets	(13,836)
Total deductions	(418,041)
Additions:	
Nonaggregate indebtedness liabilities:	
Discretionary bonuses	440,000
Obligation under a capital lease @ 50%	17,004
Total additions	457,004
Net capital	$ 882,172
Computation of basic net capital requirements	
Minimum net capital required: 6.67% of $127,669	$ 8,511
Minimum net capital requirements of reporting broker/dealer	$ 5,000
Net capital requirement	$ 8,511
Excess net capital	$ 873,661
Excess net capital at 1000%	$ 869,405
Computation of aggregate indebtedness:	
Total A.I. liabilities	$ 127,669
Percentage of aggregate indebtedness to net capital	14%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's amended unaudited May 31, 2008 Part IIA FOCUS filing.

Redburn Partners (U.S.A.) L.P.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2008

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ (212) 773-3000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Members of
Redburn Partners (U.S.A.) L.P.

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A.) L.P. (the "Partnership"), as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 29, 2008

END